UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 23)

DONEGAL GROUP INC.

(Name of Issuer)

Class A common stock, par value $.01 per share

Class B common stock, par value $.01 per share

(Title of Classes of Securities)

Class A common stock - 257701 20 1

Class B common stock - 257701 30 0

(CUSIP Numbers)

Jeffrey D. Miller, Executive Vice President and Chief Financial Officer

Donegal Mutual Insurance Company

1195 River Road, Marietta, Pennsylvania 17547

(717) 426-1931

(Name, address and telephone number of person authorized to receive notices and communications)

December 18, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “1934 Act”) or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act.

PREFATORY NOTE

Donegal Mutual Insurance Company (“Donegal Mutual”) is a Pennsylvania-domiciled mutual fire insurance company that is owned by its policyholders and has no stockholders. Donegal Mutual is therefore not subject to the periodic reporting requirements of Section 13(a) of the 1934 Act. Donegal Group Inc. (“DGI”), a publicly-owned insurance holding company of which Donegal Mutual holds majority voting control, is subject to those provisions.

Donegal Mutual is subject to the reporting requirements of Section 13(d) of the 1934 Act because of Donegal Mutual’s ownership of a greater than 5% interest in the outstanding shares of DGI’s Class A common stock (the “DGICA Shares”) and Donegal Mutual’s ownership of a greater than 5% interest in the outstanding shares of DGI’s Class B common stock (the “DGICB Shares”). The DGICA Shares and the DGICB Shares are each a class of voting equity securities registered pursuant to Section 12 of the 1934 Act.

Donegal Mutual files this Amendment No. 23 to its Schedule 13D/A (“Amendment No. 23”) to update the information contained in Donegal Mutual’s Amendment No. 22 to Schedule 13D/A that Donegal Mutual filed on April 29, 2015.

DGI has previously timely reported, in accordance with the 1934 Act, all of the substantive information contained in this Amendment No. 23 on Forms 8-K, 10-Q or 10-K, in the definitive proxy statements DGI has filed with the Securities and Exchange Commission (the “SEC”) or in the Form 4 Reports the executive officers and directors of DGI have filed with the SEC. As a result of the transactions this Amendment No. 23 reports, Donegal Mutual’s voting control of DGI has increased from approximately 65.0% to approximately 73.8%.

As the General Instructions to Schedule 13D require, Donegal Mutual reports in Amendment No. 23 all of the information Items 2 through 6 of Schedule 13D require with respect to each executive officer and director of Donegal Mutual and DGI, respectively. Donegal Mutual, DGI and each such executive officer and director, however, expressly declares that the filing of this Amendment No. 23 shall not constitute, or shall not be construed as, an admission that any of such persons and Donegal Mutual constitute a “group” of beneficial owners for purposes of Section 13(d) of the 1934 Act.

SCHEDULE 13D

CUSIP Nos. 257701 20 1 and 257701 30 0

1	NAME OF REPORTING PERSONS Donegal Mutual Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,851,025 DGICA Shares and 4,647,039 DGICB Shares as of December 22, 2015
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 9,851,025 DGICA Shares and 4,647,039 DGICB Shares as of December 22, 2015
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,851,025 DGICA Shares and 4,647,039 DGICB Shares as of December 22, 2015
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.1% of the outstanding DGICA Shares and 83.3% of the outstanding DGICB Shares as of December 22, 2015
14	TYPE OF REPORTING PERSON (See Instructions) IC HC

Item 2.	Identity and Background.

Donegal Mutual hereby supplements and amends Item 2 of its Schedule 13D/A so that, as supplemented and amended, Item 2 reads in its entirety as follows:

The address of the principal place of business and the principal office of Donegal Mutual, the entity filing this Amendment No. 23, is 1195 River Road, Marietta, Pennsylvania 17547.

A group of local residents and business owners in Lancaster County, Pennsylvania formed Donegal Mutual in 1889 to provide property and casualty insurance. Now, 126 years later, Donegal Mutual has succeeded and grown to have approximately $418.2 million in total assets and surplus of approximately $212.0 million as of September 30, 2015. In addition, as a result of the purchases by Donegal Mutual this Amendment No. 23 reports, Donegal Mutual owns approximately 73.8% of the combined voting power of the outstanding DGICA Shares and the outstanding DGICB Shares. At September 30, 2015, DGI had total assets of approximately $1.5 billion and stockholders’ equity of approximately $441.6 million. Donegal Mutual and the insurance subsidiaries of DGI currently conduct business in 21 Mid-Atlantic, Midwestern, New England and Southern states.

Since DGI established Atlantic States Insurance Company (“Atlantic States”) in 1986, Donegal Mutual and DGI’s insurance subsidiaries have conducted business together as the Donegal Insurance Group, while retaining their separate legal and corporate existences. An important part of Donegal Mutual’s and DGI’s business culture is to maintain and strengthen their founding principles and values. As such, Donegal Mutual and DGI’s insurance subsidiaries share a combined business plan to enhance market penetration and underwriting profitability objectives. Pursuant to that combined business plan, Donegal Mutual and DGI’s insurance subsidiaries share the same management, the same employees and the same facilities and offer the same types of insurance products. Donegal Mutual and DGI believe that Donegal Mutual’s majority voting interest in DGI fosters its ability to implement its business philosophies, enjoy management continuity, maintain superior employee relations and provide a stable environment within which Donegal Mutual and DGI’s insurance subsidiaries can grow their insurance businesses.

During 2015, A.M. Best Company reported that the Donegal Insurance Group ranked as the 94th largest property and casualty insurance group in the United States based on 2014 net premiums written. In addition, A.M. Best Company assigned the Donegal Insurance Group an A.M. Best rating of A (Excellent).

Donegal Mutual and DGI believe their relationship with each other since 1986 has been integral to their respective growth, strong financial condition and success in the property and casualty insurance industry and will continue to be a benefit to Donegal Mutual, to Donegal Mutual’s policyholders, to DGI, to DGI’s stockholders and to the policyholders of DGI’s insurance subsidiaries for the long-term future. The relationship provides Donegal Mutual and DGI’s insurance subsidiaries with many advantages. Donegal Mutual and DGI believe these advantages include the following benefits:

•	facilitating the stable management of DGI’s insurance subsidiaries and Donegal Mutual and the consistent underwriting discipline, external growth and long-term profitability of the Donegal Insurance Group;

•	creating operational and expense synergies given the combined resources and operating efficiencies of the Donegal Insurance Group;

•	enhancing DGI’s opportunities to expand by acquisition because of the ability of Donegal Mutual to acquire control of mutual insurance companies and thereafter demutualize them and then sell them to DGI for a fair price or assume substantially all of their insurance business by reinsurance and place such business in the underwriting pool, pursuant to which Donegal Mutual and Atlantic States pool substantially all of their respective underwriting activities;

•	producing more uniform and stable underwriting results for the Donegal Insurance Group than any of its member companies could individually achieve without the relationship between Donegal Mutual and DGI’s insurance subsidiaries; and

•	providing Donegal Mutual and Atlantic States with a significantly larger underwriting capacity than either of those companies could have achieved individually because of the underwriting pool Donegal Mutual and Atlantic States have maintained since 1986.

The board of directors of Donegal Mutual and the board of directors of DGI review annually the structure and relationships of the Donegal Insurance Group. The most recent such review occurred in February 2015. As a result of these reviews, both DGI’s board of directors and Donegal Mutual’s board of directors reaffirmed their belief, as of February 2015, that the Donegal Mutual-DGI structure and the inter-company relationships described in DGI’s proxy statement for its 2015 annual meeting of stockholders continue to be beneficial to the respective businesses and operations of DGI and its insurance subsidiaries and of Donegal Mutual. DGI’s board of directors further reaffirmed in February 2015 its belief that Donegal Mutual’s majority voting control of DGI is in the best interests of DGI’s stockholders, Donegal Mutual’s employees who provide services to DGI and DGI’s insurance subsidiaries, the policyholders of DGI’s insurance subsidiaries and the general public in the communities where the member companies of the Donegal Insurance Group maintain offices.

DGI’s board of directors believes Donegal Mutual’s long-term ownership of a majority interest in the combined voting power of DGICA and of DGICB fosters DGI’s ability to:

•	implement DGI’s strategic business philosophies;

•	realize the benefits of long-term management continuity;

•	maintain superior employee relations; and

•	provide a stable environment within which DGI can grow its businesses.

Donegal Mutual’s board of directors believes that its maintenance of majority voting control of DGI is an essential foundation to DGI’s strong financial condition and provides the benefits described above to DGI. As noted above, the boards of directors of Donegal Mutual and DGI reaffirmed in February 2015 that their historical relationship provides both parties with numerous benefits and that the continuation of the existing relationship is in the best interest of all of the constituencies Donegal Mutual and DGI serve.

DGI has a two-class voting structure that enables DGI to issue stock to raise additional equity capital and to effect acquisitions without materially affecting the relative voting power of any stockholder. Donegal Mutual is committed to maintaining its majority voting control of DGI to facilitate the continuation of the benefits Donegal Mutual’s majority voting control of DGI provides to DGI and Donegal Mutual. Donegal Mutual will therefore continue to purchase DGICA Shares and DGICB Shares from time to time in the open market pursuant to SEC Rule 10b-18 and in private transactions. An order of the Pennsylvania Insurance Department authorizes Donegal Mutual to acquire ownership of 100% of the outstanding DGICB Shares and to acquire ownership of up to 65% of the outstanding DGICA Shares.

The directors of Donegal Mutual are Scott A. Berlucchi, Dennis J. Bixenman, Kevin G. Burke, Michael K. Callahan, Frederick W. Dreher, Patricia A. Gilmartin, Philip H. Glatfelter, II, Cyril J. Greenya, Jack L. Hess, John E. Hiestand, Kevin M. Kraft, Sr. and Donald H. Nikolaus. A brief summary of the business experience of the directors of Donegal Mutual follows.

Mr. Berlucchi has been president and chief executive officer of Auburn Memorial Hospital, Auburn, New York, since 2007. From 2004 to 2007, he was president and chief executive officer of Elk Regional Health System. Mr. Berlucchi has been a director of Donegal Mutual since 2006.

Mr. Bixenman has been a director of Donegal Mutual since 2008. Mr. Bixenman retired in 2012 as a vice president and senior consultant at Williams & Company Consulting, Inc., an environmental and business consulting firm with its headquarters in Sioux City, Iowa.

Mr. Burke has served as executive vice president and chief operating officer of Donegal Mutual since 2014. Mr. Burke has also served as executive vice president and chief operating officer of DGI from 2014 to July 16, 2015 and as president and chief executive officer of DGI since July 16, 2015. Mr. Burke served as senior vice president, human resources, of Donegal Mutual and DGI from 2005 to 2014. Prior thereto, Mr. Burke served as vice president, human resources of Donegal Mutual and DGI from 2001 to 2005. Mr. Burke has been a director of Donegal Mutual since 2014.

Mr. Callahan has been the chief executive officer of Benchmark Construction Company, Inc. for more than the past five years. He has been a director of Donegal Mutual since 2009.

Mr. Dreher joined the law firm of Duane Morris LLP in 1965 and has been a partner in that firm since 1971. Mr. Dreher has served as a director of Donegal Mutual since 1996, and as a director of Union Community Bank FSB (“UCB”) since May 2011 and as a director of its predecessor, Province Bank, FSB (“Province”), for 11 years prior thereto.

Mrs. Gilmartin was an employee of Associated Donegal Insurance Brokers from 1969 until her retirement in 2013. That agency has no affiliation with Donegal Mutual or DGI, except that Associated Donegal Insurance Brokers receives insurance commissions in the ordinary course of business from Donegal Mutual and DGI’s insurance subsidiaries in accordance with their standard commission schedules and agency contracts. Mrs. Gilmartin has been a director of Donegal Mutual since 1979 and a director of DGI since 1986.

Mr. Glatfelter retired in 1989 as a vice president of Meridian Bank, a position he held for more than five years prior to his retirement. Mr. Glatfelter has been a director of Donegal Mutual since 1981 and a director of DGI since 1986. Mr. Glatfelter was vice chairman of the board of directors of Donegal Mutual from 1991 to 2001 and currently serves as chairman of the board of directors of Donegal Mutual. Mr. Glatfelter served as chairman of the board of directors of DGI from 1986 to 2012. Mr. Glatfelter has served as a director of UCB since May 2011 and of UCB’s predecessor, Province, for 11 years prior thereto. Mr. Glatfelter also serves on the board of directors of Conestoga Title Insurance Company (“CTIC”), a subsidiary of Donegal Mutual.

Mr. Greenya has been senior vice president and chief underwriting officer of Donegal Mutual since 2005. Prior thereto, Mr. Greenya served as senior vice president, underwriting of Donegal Mutual from December 1997 to 2005; vice president, commercial underwriting of Donegal Mutual from 1992 until December 1997 and manager, commercial underwriting of Donegal Mutual from 1983 to 1992. Mr. Greenya has been a director of Donegal Mutual since 2006.

Mr. Hess has been a certified public accountant for more than 35 years. He became a partner in Hess & Hess, certified public accountants, in 1982 and was the managing partner of that firm from 1998 to 2010. Effective January 1, 2011, Hess & Hess merged with Bertz & Co. and operates under the name Bertz, Hess & Co., LLP. Mr. Hess has been a director of Donegal Mutual since 2009 and a director of DGI since 2011. Mr. Hess also serves on the board of directors of CTIC.

Mr. Hiestand has been a director of Donegal Mutual since 1983 and has been a self-employed provider of insurance administrative services for over 20 years. Mr. Hiestand served as a director of Central Savings and Loan Association (“Central”) in Columbia, Pennsylvania from 1982 to 1992. Mr. Hiestand has served as a director of Donegal Mutual since 1983.

Mr. Kraft has been the chief executive officer of Clyde W. Kraft Funeral Home, Columbia, Pennsylvania since 1995. Mr. Kraft is also registered as an insurance agent with the Pennsylvania Department of Insurance. Mr. Kraft served as a director of Central from 1980 to 1992. After Farmers First Bank acquired Central, Mr. Kraft served as a member of the regional board of directors of Farmers First Bank. Mr. Kraft has been a director of Donegal Mutual since 2003, a director of DGI since 2009 and a director of UCB since May 2011. Mr. Kraft also currently serves on the board of directors of CTIC.

Mr. Nikolaus has been president and chief executive officer of Donegal Mutual since 1981 and a director of Donegal Mutual since 1972. Mr. Nikolaus served as president and chief executive officer of DGI from 1986 to July 16, 2015 and as chairman of the board of directors of DGI since April 2012. Mr. Nikolaus also serves on the board of directors of CTIC and as the chairman of the board or president of each of DGI’s subsidiaries. Mr. Nikolaus has also served as chairman of the board of directors of UCB since May 2011. Prior to the formation of Province in 2000, Mr. Nikolaus served as a director of several regional banks, including Central. Mr. Nikolaus has also served as chairman of the Insurance Federation of Pennsylvania. Mr. Nikolaus has been a partner in the law firm of Nikolaus & Hohenadel since 1972. Mr. Nikolaus also currently serves as an executive officer and director of several Lancaster County-based water utilities.

The executive officers of Donegal Mutual are Kevin G. Burke, Cyril J. Greenya, Jeffrey D. Miller, Donald H. Nikolaus, Sanjay Pandey, Robert G. Shenk and Daniel J. Wagner.

The biographical data of Mr. Burke is as stated above.

The biographical data of Mr. Greenya is as stated above.

Mr. Miller has been executive vice president and chief financial officer of Donegal Mutual and DGI since 2014. From 2005 through 2014, Mr. Miller served as senior vice president and chief financial officer of Donegal Mutual and DGI. Prior thereto, he served as vice president and controller of Donegal Mutual and DGI from 2000 to 2005 and as controller of Donegal Mutual and DGI from 1995 to 2000. Mr. Miller also serves on the board of directors of CTIC.

The biographical data of Mr. Nikolaus is as stated above.

Mr. Pandey has been senior vice president and chief information officer of Donegal Mutual since 2013. Prior thereto, he served as vice president and chief information officer of Donegal Mutual for more than the past five years.

Mr. Shenk has been senior vice president, claims of Donegal Mutual since December 1997. Prior thereto, he served as vice president, claims of Donegal Mutual from 1992 until December 1997 and as manager, casualty claims, of Donegal Mutual from 1985 to 1992.

Mr. Wagner has been senior vice president and treasurer of Donegal Mutual and DGI since 2005. Prior thereto, he served as vice president and treasurer of Donegal Mutual from 2000 to 2005, as treasurer of Donegal Mutual and DGI from 1993 to 2000 and as controller of Donegal Mutual from 1988 to 1993. Mr. Wagner also serves on the board of directors of CTIC.

The board of directors of DGI consists of Scott A. Berlucchi, Robert S. Bolinger, Patricia A. Gilmartin, Philip H. Glatfelter, II, Jack L. Hess, Barry C. Huber, Kevin M. Kraft, Sr., Jon M. Mahan, S. Trezevant Moore, Jr., Donald H. Nikolaus and Richard D. Wampler, II.

The biographical data of Mr. Berlucchi, Mrs. Gilmartin, Mr. Glatfelter, Mr. Hess, Mr. Kraft and Mr. Nikolaus is as stated above.

Mr. Bolinger retired in 2001 as chief executive officer of Susquehanna Bancshares, Inc., a position he held from 1982 to 2001. From 2000 to 2002, Mr. Bolinger served as chairman of the board of directors of Susquehanna Bancshares, Inc.

Mr. Huber practiced for over 35 years as a certified public accountant with the Lancaster, Pennsylvania-based public accounting firm of Trout, Ebersole and Groff, LLP, for which he served as managing partner from 1998 to 2010. Mr. Huber retired from that firm in 2012. Mr. Huber served as a director of Union National Financial Corporation and its subsidiary, Union National Community Bank, from 2006 until 2011. Since DFSC acquired Union National Financial Corporation in 2011, Mr. Huber has served as a director and chairman of the audit committee of the board of directors of UCB, the successor to Union National Community Bank.

Mr. Mahan has been a managing director in the Investment Banking Division of Stifel Nicolaus & Company, Incorporated, or Stifel Nicolaus, and, previously, Legg Mason Wood Walker, Incorporated, prior to the acquisition of the Legg Mason Capital Markets Division by Stifel Nicolaus on December 1, 2005. Mr. Mahan joined Legg Mason in 1996 and served as a principal from 2001 to 2004. He has been a director of DGI since 2006.

Mr. Moore has served as executive vice president of FirstKey Mortgage, LLC, a subsidiary of Cerberus, since October 2014. Mr. Moore served as a managing director in the securities unit of the Royal Bank of Scotland from October 2012 to October 2014. From March 2010 to October 2012, Mr. Moore served as a senior vice president of the Strategic Investment Group of The Federal Home Loan Mortgage Corporation.

Mr. Wampler is a certified public accountant and was a principal of the accounting firm of Brown Schultz Sheridan & Fritz, a position Mr. Wampler held from 1998 until he retired in 2005. For 28 years prior thereto, Mr. Wampler was a partner in the accounting firm of KPMG LLP. Mr. Wampler has been a director of UCB since May 2011 and served as a director of its predecessor, Province, for 11 years prior thereto.

All of the executive officers and directors of Donegal Mutual and DGI are citizens of the United States of America. Neither Donegal Mutual nor DGI nor any of their respective executive officers or directors has, during the last five years, been convicted in a criminal proceeding other than traffic violations and similar misdemeanors. Neither Donegal Mutual nor DGI nor any of their respective executive officers or directors has, during the last five years, been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration.

Donegal Mutual hereby supplements and amends Item 3 of its Schedule 13D/A so that, as supplemented and amended, Item 3 reads in its entirety as follows:

Donegal Mutual may from time to time purchase DGICA Shares and DGICB Shares in the open market pursuant to SEC Rule 10b-18 and in private transactions. The source of any funds Donegal Mutual has historically used for this purpose has been Donegal Mutual’s available funds on hand, but it reserves the right to draw upon its available lines of credit for this purpose in the future.

On December 18, 2015, Donegal Mutual and DGI entered into a Stock Purchase and Standstill Agreement (the “Purchase Agreement”) with Gregory M. Shepard. Under the Purchase Agreement, Donegal Mutual and DGI agreed to purchase a total of 3,675,000 DGICA Shares from Mr. Shepard for a price of $16.50 per DGICA Share, a total of $60,637,500, and 400,000 DGICB Shares from Mr. Shepard for a price of $23.50 per DGICB Share, a total of $9,400,000.

On December 22, 2015, Donegal Mutual and DGI consummated the purchase of the DGICA Shares and the DGICB Shares from Mr. Shepard. Of the total DGI shares purchased, Donegal Mutual purchased 1,675,000 DGICA Shares and 400,000 DGICB Shares, and DGI purchased 2,000,000 DGICA Shares. Donegal Mutual borrowed $17,000,000 under its existing line of credit with M&T Bank, and DGI borrowed $33,000,000 under its existing line of credit with M&T Bank in each case to fund its respective portion of the purchase price of the DGICA Shares and the DGICB Shares from Mr. Shepard.

The Purchase Agreement contains a number of typical “standstill” provisions pursuant to which Mr. Shepard and any affiliate of Mr. Shepard agree not to take a number of “control-seeking” actions with respect to seeking control of DGI for a period of 25 years from the date of the Purchase Agreement. Donegal Mutual makes reference to the Form 8-K Report DGI filed with the SEC on December 22, 2015 for a description of these standstill provisions. A complete copy of the Purchase Agreement is also filed as an exhibit to DGI’s December 22, 2015 Form 8-K Report, and DGI hereby incorporates such Form 8-K Report by reference into this Amendment No. 23.

Item 4.	Purpose of Transaction.

Donegal Mutual hereby supplements and amends Item 4 of its Schedule 13D/A so that, as supplemented and amended, Item 4 reads in its entirety as follows:

Donegal Mutual’s purchase of DGICA Shares and DGICB Shares helps assure Donegal Mutual’s continuing majority voting control of DGI. DGI’s purchase of DGICA Shares provides it with shares to use for compensation and other corporate purposes of DGI. Donegal Mutual has no current plans or proposals with respect to DGI or its subsidiaries which relate to or would result in:

•	Donegal Mutual’s disposition of DGICA Shares or DGICB Shares;

•	an extraordinary corporate transaction such as a merger or reorganization of DGI or any of its subsidiaries;

•	a sale or transfer of a material amount of the assets of DGI or any of DGI’s subsidiaries;

•	any change in the current board of directors or management of DGI, including any plans or proposals to change the number of the members of DGI’s board of directors;

•	any material change in the capitalization of DGI as of December 22, 2015 or any material change in DGI’s current dividend policy and practices;

•	any material change in DGI’s business or corporate structure;

•	any change in DGI’s certificate of incorporation or by-laws or any other action that might impede an acquisition of control of DGI by a person other than Donegal Mutual as described in this Amendment No. 23;

•	causing a class of equity securities of DGI to be delisted from a national securities exchange or to cease to be authorized for quotation systems of a registered national securities association;

•	causing a class of equity securities of DGI to become eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or

•	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Donegal Mutual hereby supplements and amends Item 5 so that, as supplemented and amended, Item 5 reads in its entirety as follows:

(a) At the close of business on December 22, 2015, the following persons and entity beneficially owned the number of DGICA Shares and DGICB Shares set forth below opposite their respective names:

	DGICA Shares		DGICB Shares
Name of Individual or Identity of Group	Amount Beneficially Owned	Percent Owned	Amount Beneficially Owned	Percent Owned
Donegal Mutual Insurance Company 1195 River Road Marietta, PA 17547	9,851,025	48.1%	4,647,039	83.3%

Directors:

Donald H. Nikolaus(1)	986,877	4.7	186,442	3.3
Scott A. Berlucchi	34,322	—	—	—
Robert S. Bolinger	38,777	—	1,450	—
Patricia A. Gilmartin	38,396	—	—	—
Philip H. Glatfelter, II	43,616	—	3,276	—
Jack L. Hess	47,247	—	—	—
Barry C. Huber	13,067	—	—	—
Kevin M. Kraft, Sr.	38,403	—	—	—
Jon M. Mahan	35,655	—	—	—
S. Trezevant Moore, Jr.	44,322	—	1,000
Richard D. Wampler, II	36,707	—	—	—

	DGICA Shares		DGICB Shares
Name of Individual or Identity of Group	Amount Beneficially Owned	Percent Owned	Amount Beneficially Owned	Percent Owned
Executive Officers:

Kevin G. Burke	187,739	—	—	—
Cyril J. Greenya	189,409	—	820	—
Jeffrey D. Miller	217,797	1.1	582	—
Sanjay Pandey	113,773	—	—	—
Robert G. Shenk	224,545	1.1	—	—
Daniel J. Wagner	242,905	1.2	166	—

All directors and executive officers as a group (17 persons)(2)	2,533,557	11.4%	193,737	3.5%

(1)	Includes 179,037 DGICA Shares and 3,938 DGICB Shares that a family foundation and a family trust owned at December 22, 2015. Mr. Nikolaus is a trustee of both the family foundation and the family trust.
(2)	Includes currently exercisable stock options to purchase 31,167 DGICA Shares that each director we named above beneficially owns with the exception of Mr. Nikolaus, who holds currently exercisable stock options to purchase 500,000 DGICA Shares, and Mr. Huber, who holds currently exercisable stock options to purchase 8,700 DGICA Shares. DGI’s executive officers hold currently exercisable stock options to purchase DGICA Shares included in the table above as follows: Mr. Burke, 185,000 shares; Mr. Greenya, 183,333 shares; Mr. Miller, 185,000 shares; Mr. Pandey, 110,000 shares; Mr. Shenk, 183,333 shares and Mr. Wagner, 183,333 shares.

(b) Each of the persons, together with his or her spouse, as applicable, has sole voting power and sole dispositive power over all of the shares described as beneficially owned by such person in Item 5(a).

To the knowledge of Donegal Mutual, none of the persons named in Item 5(a) has purchased or disposed of any DGICA Shares or DGICB Shares during the 60 days preceding December 22, 2015.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As reported in Item 3 of this Amendment No. 23, on December 18, 2015, Donegal Mutual and DGI entered into the Purchase Agreement with Mr. Shepard. Under the Purchase Agreement, Donegal Mutual and DGI agreed to purchase a total of 3,675,000 DGICA Shares from Mr. Shepard for a price of $16.50 per DGICA Share, a total of $60,637,500, and 400,000 DGICB Shares from Mr. Shepard for a price of $23.50 per DGICB Share, a total of $9,400,000.

On December 22, 2015, Donegal Mutual and DGI consummated the purchase of the DGICA Shares and the DGICB Shares from Mr. Shepard. Of the total DGI shares purchased, Donegal Mutual purchased 1,675,000 DGICA Shares and 400,000 DGICB Shares, and DGI purchased 2,000,000 DGICA Shares.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Stock Purchase and Standstill Agreement dated as of December 18, 2015 among Donegal Mutual Insurance Company, Donegal Group Inc. and Gregory M. Shepard (incorporated by reference to Exhibit 10.1 to the Form 8-K current report Donegal Group Inc. filed with the Securities and Exchange Commission on December 22, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DONEGAL MUTUAL INSURANCE COMPANY

By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Executive Vice President and Chief Financial Officer

Dated: December 22, 2015